IMMIX BIOPHARMA, INC.

11400 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

October 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Gary Newberry
Al Pavot
Jane Park
Laura Crotty

Re:	Immix Biopharma, Inc.
Registration Statement on Form S-1
Filed September 17, 2021
File No. 333-259591

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Immix Biopharma, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 27, 2021 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form S-1 filed September 17, 2021

Prospectus Summary, page 1

1. We refer to the second and third rows in your pipeline table under the heading IMX-111 and IMX-120. In light of your disclosure that you plan to conduct IND-enabling studies for IMX-111 and IMX-120 by mid-2022, please shorten the arrows in these rows to show that you have not yet completed the preclinical trials.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

AxioMx Master Services Agreement, page 51

2. We note your response to our prior comment 9 and your disclosure on page 51 that the term of the AxioMx Master Services Agreement was set to expire on December 22, 2019, unless extended by you and AxioMx. Please revise to include disclosure of any extensions and/or amendments to the Master Services Agreement and file any amendments as exhibits.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Sincerely,

Immix Biopharma, Inc.

/s/ Ilya Rachman
By:	Ilya Rachman
Title:	Chief Executive Officer